Exhibit 99.1

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

_______________________________________

(614) 766-1426            (614) 766-1459 FAX

July 10, 2019

The Board of Directors

Cincinnati Federal

6581 Harrison Avenue

Cincinnati, Ohio 45247

Re:	Conversion Valuation Agreement

Attn:	Joseph Bunke

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of the successor to Cincinnati Bancorp (hereinafter referred to as “Cincinnati Bancorp”), the mid-tier stock holding company of Cincinnati Federal (“Cincinnati Federal”), relating to the second stage conversion (the “Conversion”) of Cincinnati Bancorp. KELLER will provide a pro forma valuation of the market value of the shares of Cincinnati Bancorp to be sold in connection with a second stage conversion and the corresponding exchange ratio and prepare the pro forma valuation tables in the prospectus.

KELLER is a national financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an approved conversion appraiser for filings with the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Board (“FRB”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offerings and conversions involving foundations.

KELLER agrees to prepare the conversion appraisal in the format required by the OCC in a timely manner for prompt filing with the OCC. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

The appraisal report will provide a detailed description of Cincinnati Federal, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of Cincinnati Federal’s market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Cincinnati Federal with the comparable group and recognizing the risk related to an initial public offering.

In completing its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of Cincinnati Federal; the economic and demographic conditions in Cincinnati Federal’s existing marketing area; pertinent historical financial and other information relating to Cincinnati Federal; a comparative evaluation of the operating and financial statistics of Cincinnati Federal with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Cincinnati Federal’s capital position and earnings potential; Cincinnati Federal’s proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Cincinnati Federal, and will not independently value the assets or liabilities of Cincinnati Federal in order to prepare the appraisal.

Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of Cincinnati Federal to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

For its services in making this appraisal, KELLER's fee will be $37,000 including one final valuation update, plus out-of-pocket expenses not to exceed $700, for travel, copying, binding, etc. Any additional valuation updates will not be subject to any additional fee. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $5,000 to be applied to the total appraisal fee of $37,000, the balance of which will be payable at the time of the completion of the appraisal. Any appraisal valuation update is not a mandatory requirement but can be requested by regulators. Excluding such a request by regulators or completed voluntarily in response to changes in the market prices of thrifts, our total fee will be $37,000, including the final valuation update, which will be required.

Cincinnati Federal agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation reasonably relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Cincinnati Federal or by an intentional omission by Cincinnati Federal to state a material fact in the information, provided, however, Cincinnati Federal shall not be obligated to indemnify KELLER for any loss, cost or expense attributable to the negligence, bad faith or willful misconduct of KELLER or its employees or agents or to the extent such loss, cost or expense was due to a breach of this agreement by KELLER.

KELLER agrees to indemnify Cincinnati Federal and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

No indemnification payment made pursuant to this agreement shall exceed the amount permissible under applicable federal law, including, without limitation, Section 18(K) of the Federal Deposit Insurance Act and the regulations promulgated thereunder.

This proposal will be considered accepted upon the execution of this copy of the agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller
President

Cincinnati Federal

By:	/s/ Joseph Bunke
Joseph Bunke
President

Date:	7/29/2019